Osisko and Clifton Star Report New Results From

Duparquet Including 60 Metres Averaging 2.18 g/t Au

(Higher Grade intercepts include 3.4 metres averaging 162.0 g/t Au)

MONTREAL, QUEBEC--(Marketwire - Jan. 26, 2011) - Osisko Mining Corporation ("Osisko")(TSX: OSK - News; FRANKFURT:EWX - News) and Clifton Star Resources Inc ("Clifton")(TSX VENTURE:CFO - News; FRANKFURT:C3T - News) are pleased to announce results from forty-nine new holes from the completed 2010 drill program at the Duparquet Project, located in the Abitibi region of Quebec. Significant wide intersections from the new drill holes on the Donchester property include 60.0 meters averaging 2.18 g/t Au (DON10-74), and 46.5 metres averaging 1.19 g/t (DON10-83).  The new drilling also intersected significant higher grade intercepts including 3.4 meters averaging 162.0 g/t Au (DON10-107), 7.5 meters averaging 9.57 g/t Au (DON10-116) and 10.5 meters averaging 7.40 g/t Au (DON10-69).  Assay results from the new holes (five sections spaced 100 m apart) are summarized in the table below:

Hole No.	Section	Az./dip	From (m)	To (m)	Length (m)	Au g/t

DON10-44	631600E	0/60	36.6	42.5	5.9	2.24
And			304.1	320.7	16.6	0.73
			361.9	385.0	23.1	1.05

DON10-51	631600E	0/60	254.5	269.7	15.2	0.77
And			301.9	307.4	5.5	2.39

DON10-52	631600E	0/60	197.0	198.6	1.6	8.06
And			263.0	272.0	9.0	0.89

DON10-53	631600E	0/60	205.5	216.0	10.5	1.42

DON10-72	631600E	0/60	57.0	62.5	5.5	1.03
And			75.5	90.5	15.0	1.90

DON10-83	631600E	0/61	87.0	133.5	46.5	1.19

DON10-132	631600E	0/60	297.5	299.0	1.5	14.90

DON10-133	631600E	0/60	221.0	243.5	22.5	1.79

DON10-140	631600E	0/60	123.5	128.0	4.5	3.73

DON10-99	631700E	180/60	10.8	39.5	28.7	1.49
And			132.5	137.0	4.5	4.00

DON10-101	631700E	180/60	86.0	89.0	3.0	4.89
And			101.2	118.0	16.8	1.62

DON10-114	631700E	180/60	78.5	86.3	7.8	1.29

DON10-115	631700E	0/60	115.5	117.0	1.5	7.06
And			129.0	135.0	6.0	4.21

DON10-116	631700E	0/60	65.5	76.0	10.5	0.99
And			171.0	178.5	7.5	9.57
including			172.5	174.0	1.5	34.90
And (cut)			171.0	178.5	7.5	8.59
And			205.6	210.5	4.9	2.44

DON10-131	631700E	0/60	115.7	124.5	8.8	1.20
And			242.5	252.0	9.5	1.24

DON10-54	631800E	0/60	84.1	99.3	15.2	2.13
And			333.4	338.9	5.5	5.29

DON10-55	631800E	0/60	32.0	36.5	4.5	5.06
			271.5	276.0	4.5	1.70
			397.5	399.0	1.5	21.10

DON10-60	631800E	0/60	77.5	95.5	18.0	0.62
And			163.0	164.0	1.0	44.90
And			307.5	318.0	10.5	0.79
And			358.2	373.9	15.7	0.82

DON10-68	631800E	0/50	6.5	11.0	4.5	1.96
And			127.5	134.5	7.0	1.01

DON10-69	631800E	180/50	254.0	287.0	33.0	1.39
And			434.0	462.5	28.5	1.77
including			456.5	458.0	1.5	14.60
And			488.0	498.5	10.5	7.40
And (cut)			488.0	498.5	10.5	6.36

DON10-91	631800E	0/60	11.0	32.0	21.0	0.79
			239.0	245.0	6.0	1.20

DON10-109	631900E	0/60	26.9	33.4	6.5	2.25

DON10-110	631900E	0/60	327.0	328.5	1.5	18.85

DON10-120	631900E	180/55	49.0	64.0	15.0	1.01

DON10-127	631900E	180/60	71.0	72.5	1.5	7.15
And			91.8	95.0	3.2	4.86

DON10-130	631900E	180/60	96.0	97.0	1.0	9.32

DON10-136	631900E	180/60	72.5	96.5	24.0	2.58
including			72.5	74.0	1.5	25.30
And			149.0	150.5	1.5	15.90
And			191.0	192.5	1.0	7.14

DON10-137	631900E	180/60	17.0	54.5	37.5	1.30
And			150.5	170.0	19.5	1.86

DON10-57	632000E	0/60	175.0	183.0	8.0	1.28
And			377.0	378.5	1.5	6.43

DON10-58	632000E	0/60	239.0	240.1	1.1	7.06
And			283.1	299.0	15.9	0.77

DON10-74	632000E	0/60	357.5	369.5	12.0	0.94
And			411.5	471.5	60.0	2.18

DON10-75	632000E	0/60	289.3	305.0	15.7	1.58
And			330.5	340.0	9.5	1.15

DON10-85	632000E	0/60	96.0	112.5	16.5	2.02
And			156.0	193.3	37.3	2.03

DON10-86	632000E	0/60	60.0	69.4	9.4	3.43
And			147.5	152.0	4.5	4.45

DON10-105	632000E	180/60	96.5	113.1	16.6	1.54

DON10-107	632000E	180/60	36.0	39.4	3.4	162.0

DON10-117	632000E	180/60	376.6	377.9	1.3	11.30

DON10-118	632000E	180/60	63.5	69.5	6.0	1.04

DON10-135	632000E	180/60	189.0	201.0	12.5	2.72
And			247.0	257.5	10.5	2.85

The high-grade intersection in hole DON10-107 is associated with a syenite-hosted quartz vein containing visible gold.

Holes which did not intersect significant mineralization include: drill holes DON10-73 and DON10-84 on section 631600E; hole DON10-100 on section 631700E; holes DON10-59 and DON10-90 on section 631800E; holes DON10-108 and DON10-119 on section 631900E and holes DON10-56, DON10-92 and DON10-106 on section 632000E.

Drilling in 2010 focused on three properties: Beattie, Donchester/Central Duparquet and Duquesne, for an overall drilling campaign of 122,800 metres. The Phase I drill program comprised 69,800 metres of drilling on the Beattie property with a total of 219 holes. All significant results for the Beattie drill program have now been reported. The Phase Two drilling program of 20,300 metres comprised 69 holes on the Duquesne property (all results reported), and the Phase Three program of 32,700 metres on the Donchester Property and Central Duparquet comprised a total of 96 holes. Final results from the Phase Three program are pending.

Osisko has the right to acquire a 50% interest in the Duparquet project in consideration for (1) total exploration expenditures of $70 million from 2010 to 2013, and (2) extending loans to Clifton to fund option payments on the property of $8.5 million for 24 months and $22.5 million for 36 months. These loans would carry interest at 5% and can be converted into stock at Clifton's choice.

All NQ core assays reported above were obtained by standard 50 g fire assaying-AA finish or gravimetric finish at ALS Chemex laboratories in Val d'Or, Quebec. Reported drill core weighted averages were calculated using a minimum of 0.60 g/t Au over successive intervals of 20 metres. The lengths of mineralized intervals of less than 20 metres were minimized, and an upper cut-off of 30 g/t Au was applied to individual assays where indicated. Intervals containing individual assays that are greater than six times the average of the interval are included separately. Intersected drifts or lost core within mineralized intersections were incorporated as blank intervals. The true widths are estimated at approximately 50% to 75% of the core lengths reported above.

Osisko follows strict QA-QC protocol measures in keeping with industry standards and regulatory reporting requirements. Mr. Robert Wares, P. Geo. and Executive Vice-President of Osisko, is the Qualified Person who has reviewed this news release and is responsible for the technical information reported herein, including verification of the data disclosed including the sampling, analytical and test data underlying the technical information.

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Osisko and Clifton (collectively the "Parties") expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the commencement of commercial production. Although the Parties believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to warrant further development of the Duparquet Project, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development personnel, results of exploration and development activities, the Parties' limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko's most recent Annual Information Form and in Clifton's most recent Management Discussion and Analysis filed on SEDAR, which also provide additional general assumptions in connection with these statements. The Parties caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Parties' forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Parties believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Contact:

John Burzynski

Osisko Mining Corporation

Vice-President Corporate Development

416-363-8653

www.osisko.com

Harry Miller

Clifton Star Resources

President

425-453-0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com